

2-1250 Waverley Street
Winnipeg, Manitoba, Canada R3T 6C6
Phone: 204-487-7412
Fax: 204-488-9823

MEDICURE ANNOUNCES COMMENCEMENT OF SUBSTANTIAL ISSUER BID

WINNIPEG, CANADA November 13, 2019 - Medicure Inc. ("**Medicure**" or the "**Company**") (TSXV:MPH, OTC:MCUJF), a cardiovascular pharmaceutical company, today announced the commencement of its previously announced substantial issuer bid (the "**Offer**"), pursuant to which the Company offers to purchase up to 4.0 million of its common shares (the "Common Shares") for cancellation at a set purchase price of $6.50 per Common Share for a total purchase price of up to $26.0 million in cash. The Offer will expire at 5:00 p.m. (Eastern Standard time) on December 19, 2019, unless extended or withdrawn by Medicure.

The formal offer to purchase and issuer bid circular, together with the letter of transmittal and notice of guaranteed delivery (collectively, the "**Offer Documents**") containing details of the Offer, including instructions for tendering Common Shares, are being mailed to shareholders of the Company today and are also being filed with the applicable Canadian and United States securities regulatory authorities and will be available on SEDAR at www.sedar.com and on EDGAR at www.sec.com.

Neither the Company nor its board of directors makes any recommendation to any shareholder whether to tender or refrain from tendering Common Shares. Shareholders are strongly urged to read and carefully evaluate all information in the Offer Documents and should consult their own broker or other financial and tax advisors prior to making any decision with respect to the Offer.

Any questions or requests for assistance in tendering Common Shares to the Offer may be directed to Computershare Trust Company of Canada, the depositary for the Offer ("**Computershare**"). The contact details for Computershare are included in the Offer Documents.

About Medicure

Medicure is a pharmaceutical company focused on the development and commercialization of therapies for the U.S. cardiovascular market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection, ZYPITAMAG™ (pitavastatin) tablets and the ReDS™ device in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma Inc. For more information on Medicure please visit www.medicure.com.

For more information, please contact:
James Kinley
Chief Financial Officer
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com

www.medicure.com

To be added to Medicure's e-mail list, please visit:
http://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, include estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its Form 20F for the year ended December 31, 2018.